# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carlyle Credit Income Fund, CIK 0001517767
CUSIP: 92535C500
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: One Vanderbilt Avenue, Suite 3400, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001607203
Persons authorized to receive notices and communications: Courtney Fandrick, 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830, 203 340 8536

## Reporting persons
- Eagle Point Credit Management LLC (CIK 0001607203): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 422,634; shared voting power 0; sole dispositive power 422,634; shared dispositive power 0; aggregate amount beneficially owned 422,634 (20.04% of the class)

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares
Name of issuer: Carlyle Credit Income Fund
Address of issuer's principal executive offices: One Vanderbilt Avenue, Suite 3400, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: Eagle Point Credit Management LLC
Residence or business address: 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.
Present principal occupation or employment:
This Schedule 13D is filed by Eagle Point Credit Management LLC ("EPCM"), a Delaware limited liability company (the "Reporting Person"). The principal business address for the Reporting Person is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to certain private funds and separately managed accounts which hold the Preferred Shares described herein (collectively, the "Accounts"). EPCM is ultimately wholly owned by Eagle Point Holdings LP ("EP Holdings") through intermediary holding companies. Eagle Point Holdings GP LLC ("EP Holdings GP") is the sole general partner of EP Holdings. EP Holdings GP is managed by a board of managers (the "EP Holdings Board") of which the majority of the members are appointed by Trident EP-II Holdings LLC ("EP-II LLC"), which also owns a majority of the voting interests in EP Holdings GP.

EP Holdings is a Delaware limited partnership and EP Holdings GP is a Delaware limited liability company. The principal business address of each of these entities is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the Board of EP Holdings GP. Each of the following individuals is a United States citizen.

Name Principal Occupation Principal Business Address
Chris C. Stroup Managing Director, c/o Stone Point Capital LLC,
Stone Point Capital LLC 20 Horseneck Lane,
Greenwich, CT 06830
Thomas P. Majewski Managing Partner, c/o Eagle Point Credit Management LLC,
EPCM (and certain affiliated advisers) 600 Steamboat Road, Suite 202,
Greenwich, CT 06830
James R. Matthews Managing Director, Stone Point Capital LLC c/o Stone Point Capital LLC,
20 Horseneck Lane, Greenwich,
CT 06830

Additional information regarding EPCM's ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.
Criminal convictions in the last five years: During the past five years, none of the Disclosed Parties has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Disclosed Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the Reporting Persons' previous Schedule 13D filing relating to the Preferred Shares (filed with the SEC on June 2, 2025 and available at the following hyperlink: https://www.sec.gov/Archives/edgar/data/1517767/000110465925055515/xslSCHEDULE_13D_X01/primary_doc.xml), all of the Preferred Shares reported herein were acquired over a period of time in multiple secondary transactions at various market prices. The funds used to acquire each of the Preferred Shares were from each applicable Account's available investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction: EPCM caused the Accounts to acquire the Preferred Shares they hold for investment purposes and will continue to analyze such investments on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts' ownership of the Preferred Shares over time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 422,634 Series A Preferred Shares, which represents approximately 20.04% of all of the Issuer's outstanding preferred shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be Beneficially Owned By: Nature of Ownership Percentage of Class
Eagle Point Credit Management LLC: 422,634 Sole Voting and Sole Dispositive Power (1) 20.04%
EP Holdings (2): - - -
EP Holdings GP (2): - - -
EP Holdings Board members (2): - - -
EP-II LLC (2): - - -

(1) Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) EP Holdings is a holding company for EPCM. While EP Holdings, EP Holdings GP, each of the EP Holdings Board members, and EP-II LLC could be deemed to share beneficial ownership of the securities held by the Accounts and beneficially owned by EPCM, each of the foregoing fully disclaim beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: 422,634
Transactions in the class effected during the past sixty days:
Subsequent to the last amendment to this Schedule 13D, filed with the SEC on June 2, 2025, the Accounts engaged in the following secondary transactions:

Date Acquisition/Sale Number of Preferred Shares Price per Preferred Share
6/2/2025 Sale 1,400 $25.57
6/2/2025 Sale 600 $25.59
6/2/2025 Sale 4,100 $25.60
6/2/2025 Sale 300 $25.61
6/2/2025 Sale 281 $25.62
6/2/2025 Sale 200 $25.63
6/2/2025 Sale 267 $25.64
6/3/2025 Sale 160 $25.60
6/4/2025 Sale 1,143 $25.65
6/11/2025 Sale 100 $25.65
6/13/2025 Sale 1,115 $25.65
6/16/2025 Sale 4,175 $25.65
6/16/2025 Sale 88 $25.67
6/16/2025 Sale 52 $25.69
6/25/2025 Sale 5800 $25.60
6/25/2025 Sale 500 $25.62
6/25/2025 Sale 300 $25.63
6/25/2025 Sale 110 $25.64
6/26/2025 Sale 60 $25.60
6/27/2025 Sale 1 $25.60
6/27/2025 Sale 58 $25.62
6/30/2025 Sale 779 $25.65
7/1/2025 Sale 100 $25.65
7/2/2025 Sale 1,515 $25.62
7/2/2025 Sale 700 $25.65

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The relationships between the Disclosing Parties are described in response to Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: All other materials which may be required to be filed as exhibits have been incorporated by reference herein.

## Signatures
- Eagle Point Credit Management LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (07/02/2025)